                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549




                                  FORM 11-K




[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

      For the fiscal year ended:  December 31, 2001



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      Commission file number 000-08193


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  Sensytech, Inc. 401(k) Profit Sharing Plan


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Sensytech, Inc.
                  8419 Terminal Road
                  Newington, Virginia  22122

                             REQUIRED INFORMATION


Financial Statements:

4. In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal years ended December 31, 2001 and 2000 are presented on pages 3 through 8.


Exhibits:

23.     Consent of PricewaterhouseCoopers LLP, independent accountants.

SENSYTECH, INC.
401(k) PROFIT-SHARING PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

                               SENSYTECH, INC.
                          401(k) PROFIT SHARING PLAN

                          DECEMBER 31, 2001 AND 2000



                              TABLE OF CONTENTS

Report of Independent Accountants                                                  2


Exhibit A      Statements of Net Assets Available for Benefits
                  December 31, 2001 and 2000                                       3


Exhibit B      Statement of Changes in Net Assets Available for Benefits
                  Year Ended December 31, 2001                                     4


Notes to Financial Statements
               December 31, 2001 and 2000                                        5-8


Schedule H, line 4i - Schedule of Assets (Held at End of Year)
               December 31, 2001                                                   9

                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Sensytech, Inc. 401(k) Profit-Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sensytech, Inc. 401(k) Profit-Sharing Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Pittsburgh, PA
April 30, 2002

SENSYTECH, INC.                                                        EXHIBIT A
401(k) PROFIT-SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                        2001         2000
Assets:
   Investments, at fair value (Notes 2 and 3)      $ 9,073,293    $ 7,651,629

Receivables:
   Participant contributions                            32,022              -
   Employer contributions                               10,447              -
                                                   -----------    -----------
      Total receivables                                 42,469              -
                                                   -----------    -----------

Net assets available for benefits                  $ 9,115,762    $ 7,651,629
                                                   ===========    ===========



  The accompanying notes are an integral part of these financial statements.

SENSYTECH, INC.                                                        EXHIBIT B
401(k) PROFIT-SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

Additions:
  Dividend income                              $ 184,453
  Interest income                                 32,075
  Net appreciation in fair value of
    investments (Note 3)                       1,386,304
                                              ----------
    Net investment gain                        1,602,832

  Participant contributions                      615,136
  Employer contributions                         164,598
                                              ----------

      Total additions                          2,382,566
                                              ----------

Deductions:
  Benefits paid to participants                  918,433
                                              ----------

      Total deductions                           918,433
                                              ----------

Net increase                                   1,464,133

Net assets available for benefits:
  Beginning of year                            7,651,629
                                              ----------

  End of year                                $ 9,115,762
                                              ==========


  The accompanying notes are an integral part of these financial statements.

SENSYTECH, INC.
401(k) PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN AND BENEFITS

     The following description of the Sensytech, Inc. 401(k) Profit-Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution, stock bonus and profit-sharing plan covering all full-time employees of Sensytech, Inc. (the "Company") who meet the eligibility requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     Each year, participants may make contributions up to 15% of pretax annual compensation into the Plan, subject to statutory limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and the Company's common stock as investment options for participants. The Company contributes to the Plan at a rate of 50% of the employees' contribution, up to 6% of the employees' salary. Company contributions are allocated among investment options at the direction of participants. Additional contributions may be made by the Company at its discretion. In no event shall Company contributions for any year exceed the maximum amount deductible under the provisions of the Internal Revenue Code.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and (c) forfeiture of terminated participants' nonvested accounts. Allocations are based on participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING

     Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of continuous service after three years and becomes 100% vested after seven years of credited service.

     PARTICIPANT LOANS

     Participants may borrow from their individual account balances. The Plan allows a loan amount from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The term of the loan may not exceed five years unless used to acquire a principal residence. The loans are collateralized by the remaining vested balance in the participant's account and bear interest at rates equal to the Federal Reserve Prime Rate on the date of the loan plus 1%.

     PAYMENT OF BENEFITS

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded by the Plan when paid.

SENSYTECH, INC.
401(k) PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


     FORFEITURES

     Company contributions that are not vested upon termination of employment are forfeited and will be used to reduce future Company contributions. In 2001, forfeitures totaling $23,621 were used to off-set current year employer matches. As of December 31, 2001, forfeitures totaling $48,380 are unallocated and available to offset further employer contributions.

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     ADMINISTRATIVE EXPENSES

     All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily Net Asset Value (NAV). The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers' asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free phone numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

     Other administrative expenses, including trustee, legal, auditing, and other fees, are paid by the Company and, as such, are not expenses of the Plan.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The record keeping and trustee functions of the Plan were performed by Legg Mason Wood Walker, Inc. and Emjay Corporation, respectively, through March 31, 2001. Effective April 1, 2001, the record keeping and trustee functions were transferred to Merrill Lynch Trust Corporation FSB, where they are accumulated and invested on behalf of the Plan at the discretion of the participant. Participant account balances were unchanged but were mapped from previous investment options to current investment options.

SENSYTECH, INC.
401(k) PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


     The Plan's investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represent the NAV of shares held by the Plan at year-end.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Participant loans are valued at cost, which approximates fair value.

     USE OF ESTIMATES

     The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America may require the plan administrator to make estimates and assumptions that could affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available for benefits during the reporting period, and, when applicable, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


3.   INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets at December 31:


                                               2001             2000
     Sensytech, Inc. common stock         $   2,661,300     $  1,329,686
     Merrill Lynch Retirement Reserves        1,199,539                -
     PIMCO Total Return Fund                    578,508                -
     Van Kampen Growth and Income Fund        3,137,378                -
     Dreyfus Premier Mid Cap Stock Fund         576,659                -
     The American Funds Group:
       Bond Fund of America                           -          396,763
       Europacific Growth Fund                        -          280,889
       Washington Mutual Investors Fund               -        1,087,579
     Legg Mason Wood Walker, Inc.:
       Cash Reserve Trust                             -          815,372
       Special Investment Trust                       -          598,764
       Value Trust                                    -        2,664,902


     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,386,304 as follows:

     Mutual funds                      $   123,507
     Sensytech, Inc. Common stock        1,262,797
                                       -----------
                                       $ 1,386,304
                                       ===========

SENSYTECH, INC.
401(k) PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------

4.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated April 15, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
     (IRC). The Plan has been amended since receiving the tax determination letter, however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of Sensytech, Inc. common stock. Sensytech, Inc. is the Plan sponsor and therefore qualifies as a related party. At December 31, 2001 and 2000, the Plan held an investment of 386,817 and 413,960 shares of Sensytech, Inc. common stock, respectively. The fair value of the common stock at December 31, 2001 and 2000 was $2,661,300 and $1,329,686, respectively. For the year ended December 31, 2001 and 2000, the Plan purchased 401,737 and 48,181 shares of Sensytech, Inc. common stock, respectively, at a cost of $1,444,929 and $209,526, respectively. For the year ended December 31, 2001 and 2000, the Plan sold 37,563 and 95,733 shares of Sensytech, Inc. common stock, respectively, with proceeds of $186,167 and $554,930, respectively.

     Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Corporation, FSB. Merrill Lynch Trust Corporation, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

SENSYTECH, INC.
401(k) PROFIT-SHARING PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 38-1873250, PLAN 001
DECEMBER 31, 2001
-------------------------------------------------------------------------------


                                                                                                    CURRENT
ISSUER                                               DESCRIPTION                   COST              VALUE
                                              CASH AND CASH EQUIVALENTS

Merrill Lynch Trust Corporation, FSB(*) Merrill Lynch Retirement Reserves      $ 1,199,539     $  1,199,539
                                                                               -----------     ------------
                                        TOTAL CASH AND CASH EQUIVALENTS        $ 1,199,539     $  1,199,539
                                                                               ===========     ============

                                                    MUTUAL FUNDS

Merrill Lynch Trust Corporation, FSB(*) Merrill Lynch Fundamental Growth Fund  $    17,501     $     19,466
Merrill Lynch Trust Corporation, FSB(*) Franklin Small Cap Growth Fund             133,998          152,370
Merrill Lynch Trust Corporation, FSB(*) Merrill Lynch Global Growth Fund            16,270           16,543
Merrill Lynch Trust Corporation, FSB(*) Merrill Lynch Global Small Cap Fund          2,972            2,910
Merrill Lynch Trust Corporation, FSB(*) Oppenheimer International Growth Fund      305,370          277,812
Merrill Lynch Trust Corporation, FSB(*) PIMCO Total Return Fund                    582,682          578,508
Merrill Lynch Trust Corporation, FSB(*) Merrill Lynch S&P 500 fund                  35,390           35,256
Merrill Lynch Trust Corporation, FSB(*) PIMCO Total Return Fund                     16,770           16,471
Merrill Lynch Trust Corporation, FSB(*) Dreyfus Premier Midcap Stock Fund          510,295          576,659
Merrill Lynch Trust Corporation, FSB(*) Mainstay High Yield Corporate Bond         117,470          108,652
Merrill Lynch Trust Corporation, FSB(*) Van Kampen Emerging Growth Fund             84,394           80,324
Merrill Lynch Trust Corporation, FSB(*) Van Kampen Growth and Income Fund        3,057,460        3,137,378
Merrill Lynch Trust Corporation, FSB(*) Massachusetts Investors Growth Fund         20,241           21,972
                                                                               -----------     ------------

                                                   TOTAL MUTUAL FUNDS          $ 4,900,813     $  5,024,321
                                                                               ===========     ============

                                                       OTHER

Sensytech, Inc.(*)                      Common Stock                           $ 1,388,419     $  2,661,300
Participant Loan Fund(*)                Maturity dates from 1/14/2002 to
                                        3/18/2030 and interest rates from
                                        5.75% to 10.5%                             188,133          188,133
                                                                               -----------     ------------

                                        TOTAL OTHER                            $ 1,576,552     $  2,849,433
                                                                               -----------     ------------

                                        TOTAL INVESTMENTS                      $ 7,676,904     $  9,073,293
                                                                               ===========     ============




* Denotes party-in-interest.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    SENSYTECH, INC.
                                    401(k) PROFIT SHARING PLAN




June 28, 2002                       /s/  Abbey A. Flowers
                                    ----------------------------------------
                                    Abbey A. Flowers, Plan Administrator